PE 3/20/2014



DIVISION OF
CORPORATION FINANCE

UNITED STATES
NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


14005870

March 20, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-20-14

Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

Re: Wal-Mart Stores, Inc.

Dear Mr. Smith:

This is in regard to your letter dated March 20, 2014 concerning the shareholder proposal submitted by Hermes Equity Ownership Services Limited for inclusion in Walmart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Walmart therefore withdraws its January 30, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com



702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

March 20, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of Hermes Equity Ownership Services Limited
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 30, 2014 and a supplemental letter dated February 27, 2014, we requested that the staff of the Division of Corporation Finance concur that Wal-Mart Stores, Inc. (the "Company" or "Walmart") could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by Hermes Equity Ownership Services Limited (the "Proponent").

Enclosed as Exhibit A is a letter from Mr. Cornish F. Hitchcock, dated March 20, 2014, withdrawing the Proposal on the Proponent's behalf. In reliance on this letter, we hereby withdraw the January 30, 2014 no-action request and February 27, 2014 supplemental letter relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287, if you have any questions.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel

Wal-Mart Stores, Inc.

Enclosure

cc: Tim Goodman, Hermes Equity Ownership Services Limited
Cornish F. Hitchcock, Hitchcock Law Firm PLLC
Sharon Niebergall, Legal & General Assurance (Pensions Management) Limited
Jeremy Smith, Legal & General Investment Management
Scott Pound, Legal & General Investment Management

EXHIBIT A

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

20 March 2014

Mr. Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

By e-mail: Erron.Smith@walmartlegal.coms

Re: Shareholder proposal for 2014 annual meeting

Dear Mr. Smith:

I have been authorized to advise you that the shareholder proposal submitted by Legal and General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services is hereby withdrawn.

Thank you for your assistance in this matter. Please let me know if you require any additional information.

Sincerely yours,



Cornish F. Hitchcock



702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

February 27, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of Hermes Equity Ownership Services Limited
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on January 30, 2014 by Wal-Mart Stores, Inc. (the "Company" or "Walmart"), in response to the shareholder proposal (the "Proposal") and statements in support thereof received from Hermes Equity Ownership Services Limited (the "Proponent"). In the No-Action Request, we argued that the Proposal could be excluded from the Company's proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting (collectively, the "2014 Proxy Materials") pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper and timely request for that information.

After the submission of the No-Action Request, the Proponent's counsel, Mr. Cornish F. Hitchcock, submitted a response to the No-Action Request (the "Response") dated February 19, 2014. In the Response, Mr. Hitchcock argues that the Proposal should not be excluded because the Proponent provided adequate proof of ownership. The Response also discusses the type of documentation that the Proponent historically has submitted to companies, and on pages 3-4 it lists and describes the various letters that the Proponent submitted to the Company in connection with the Proposal and the Company's deficiency notice. Significantly, none of the letters described on pages 3-4 states that the Proponent continuously held the requisite number of Company securities for the one-year period preceding and including the date the Proposal was submitted.

The Response also discusses the Proponent's apparent difficulties in obtaining a proof of ownership letter from the "record" holder of the Proponent's shares in compliance with Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). However, the Company's deficiency notice explained SLB 14F's requirements, including the requirement to obtain two proof of ownership letters in some instances.[1] Furthermore, more fundamentally, it is important to note that Rule 14a-8(b) requires a proof of ownership letter to *both* (1) be from the "record" holder of the proponent's securities, as discussed in SLB 14F; *and* (2) verify that the proponent continuously held the requisite number of company securities for the one-year period preceding and including the date the proposal was submitted. Notwithstanding any difficulties the Proponent may have had in complying with the first requirement, here the Proponent also failed to comply with the second requirement; it did not provide a letter from *any* entity ("record" holder or otherwise) stating that the *Proponent* continuously owned the requisite number of Company securities for the requisite one-year period.[2]

The Response also refers to a conversation the undersigned had with Mr. Hitchcock, in which the undersigned reminded Mr. Hitchcock of the need to provide a written response to the Company's deficiency notice and invited him to provide a written explanation of what he believed to be the pertinent facts. The undersigned explained that the Company would need to review the response but did not state that whatever written response was submitted would remedy the Proponent's eligibility deficiencies as explained in detail in the deficiency notice.

For the reasons explained above and in the No-Action Request, we believe that the Company may exclude the Proposal from the Company's 2014 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper and timely request for that information.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Erron.Smith@walmartlegal.com. If we can be of any further assistance in this matter, please do not

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[1] The Proponent has twice claimed that its inability to obtain a letter in its own name from a DTC participant necessitates its relying on L&G to submit shareholder proposals on its behalf. *See* Response at 2 and the Proponent's January 14, 2014 response to the Company's deficiency notice. These statements are inconsistent with the clear guidance in both SLB 14F and the deficiency notice, which suggest not that a proponent in that situation must rely on another entity to submit a proposal but, rather, that the proponent is required to obtain two proof of ownership letters.

[2] As discussed on page 8 of the No-Action Request, L&G's statement in its January 13, 2014 letter that "[t]he shares identified in the two funds cited in the Citibank correspondence . . . represent Wal-Mart shares held for the benefit of Hermes" is inadequate. It is not an affirmative statement of the Proponent's continuous ownership of the requisite number of Company shares for the requisite one-year period. At most, it states that the Proponent held Company shares as of January 13, 2014, the date of the letter.

hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

cc: Tim Goodman, Hermes Equity Ownership Services Limited
Cornish F. Hitchcock, Hitchcock Law Firm PLLC
Sharon Niebergall, Legal & General Assurance (Pensions Management) Limited
Jeremy Smith, Legal & General Investment Management
Scott Pound, Legal & General Investment Management

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

19 February 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief from Wal-Mart Stores, Inc.
(incoming letter dated 30 January 2014)

Dear Counsel:

I write on behalf of Legal and General Assurance (Pensions Management) Limited ("Legal and General") and Hermes Equity Ownership Services ("Hermes"), on whose behalf the proposal at issue here was submitted to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). By letter dated 30 January 2014, counsel for Wal-Mart Stores has sought no-action relief on the ground that proof of ownership has not been established. For the reasons set forth below, we ask the Division to advise Wal-Mart that the request is denied.

Ownership questions.

Ordinarily one might begin a response to the Company's objections by laying out the Company's arguments and rebutting them one by one. In this case, however, Wal-Mart's arguments are so convoluted that we begin by laying out the nature of the ownership interest, which is more than adequately demonstrated in the correspondence that we filed with Wal-Mart and that Wal-Mart attaches to its no-action request. The proof of ownership submitted this year is in line with what has been submitted in the past; the real mystery is why, all of a sudden, Wal-Mart is claiming that the showing is deficient.

To begin at the beginning, Hermes is the real party in interest here, and Hermes has voting authority over shares used to submit shareholder proposals to portfolio companies. Indeed, Hermes directly exercises that authority with respect to these shares and shares in other companies in the Hermes portfolio.

Several years ago, a management decision was made to outsource certain custodial responsibility of Hermes assets to Legal and General Assurance (Pensions Management) Limited, which in turn uses Citigroup, a DTC participant, as its agent with respect to Hermes' shares.

This outsourcing of custodial responsibility means that Hermes is unable, in its own name, to produce a letter from a DTC participant that says, in effect: "We hold more than X shares of Company XYZ's common stock for Hermes, and Hermes has continuously held more than $2000 worth of that Company's stock for more than the past year."

To address this issue, Hermes relies on Legal and General to submit shareholder proposals with a cover letter that clearly indicates that Legal and General is working on behalf of its client, Hermes. Legal and General also arranges to have Citigroup submit a letter identifying the shares that it is holding on behalf of Legal and General on behalf of Hermes.

In this way, the goal of proving ownership under Rule 14a-8 is satisfied; the Company receives a letter from a DTC participant identifying shares that the DTC participant is holding for the benefit of the real party in interest, *i.e.*, Hermes. Yes, there is an intermediate party (Legal and General), but the chain of ownership is clear, with letters from both the DTC participant and the intermediary.

Hermes, working with Legal and General, has submitted shareholder proposals to several dozen companies in this fashion for nearly a decade. After a proposal is submitted, there are usually introductory conversations with the company where it is explained why Hermes is proceeding in this fashion. To date, no company has raised any objection or expressed concerns as to ownership. Moreover, because Hermes pursues a "quiet diplomacy" strategy of engagement with portfolio companies, most of its shareholder proposals are withdrawn without getting to the no-action stage, so the ownership issue has never previously arisen.

Hermes has engaged with Wal-Mart off and on for almost ten years now. Wal-Mart and its counsel have been well aware of why Hermes is proceeding in this fashion, and Wal-Mart has previously been willing to engage with Hermes on the substance of a given proposal or concern. It was thus surprising to receive Wal-Mart's deficiency notice, to which we responded by calling Wal-Mart's counsel to review the pertinent facts, to which he responded that we should "just put it in writing." We did so, yet Wal-Mart still argues that we have not established the requisite proof of ownership.

We are not sure why Wal-Mart is proceeding in this fashion. The Division has made it clear that a real party in interest (such as Hermes) may use an agent (such as Legal and General) to submit a proposal, provided that the real party in interest can establish ownership. *Apple Inc.* (13 December 2013). This we have done here. Hermes has and votes the shares; it uses Legal and General for custodial responsibilities, which in turn subcontracted responsibility to Citigroup. Letters from Hermes, Legal and General, and Citigroup were all provided to Wal-Mart, and these letters all "connect the dots" in a way that should convince Wal-Mart that yes, on the date the proposal was submitted, Hermes, through Legal and General, had continuously held more than $2000 worth of Wal-Mart common stock for over a year (over $10,000,000 more than $2000, in point of fact).

Discussion.

Here is the pertinent chronology, and all correspondence are attached to Wal-Mart's no-action request.

(1) The December 2013 submission letter. The cover letter from Legal and General submitting the proposal stated that Legal and General was "filing this proposal on behalf of our client, Hermes Equity Ownership Services," and that it has "held over $2000 worth of Walmart common stock for more than one year and plans to continue ownership through the date of the 2014 annual meeting. The letter added that these shares are "held by Citibank" under two different account names.

(2) Citigroup's confirmation letter. Citigroup (a DTC participant) contemporaneously sent its own letter confirming Legal and General's holdings in those two named accounts, adding that Legal and General "continuously held more than $2000 worth of Wal-Mart common stock for more than one year" before the date of submission. (The letter pegged the holdings at 131,240 shares.)

As noted, this showing has always been viewed as sufficient in the past. For present purposes, and at a minimum, however, these letters thus established that *someone* held more than $2000 worth of Wal-Mart shares at the time the proposal was submitted and intended to continue ownership through the annual meeting.

In response to Wal-Mart's deficiency letter, three additional letters were provided in January 2014:

(3) The Hermes letter. Hermes' Tim Goodman wrote to Wal-Mart's counsel explaining: "Hermes Equity Ownership Services has voting authority and exercises that authority with respect to the shares relied upon in making shareholder proposals to Wal-Mart and other companies." Mr. Goodman then explained the management decision to outsource certain custodial responsibilities to Legal and General, "which in turn uses Citibank, a DTC participant, as custodian of assets held by L&G for its clients and other L&G clients."

Mr. Goodman acknowledges that Hermes' shares "are not held by a DTC participant *in Hermes' name*" (emphasis added), which is why Hermes works through Legal and General, which can produce a proof of ownership letter from a DTC participant, namely, Citigroup.

(4) The Legal and General follow-up letter. Sharon Niebergall wrote to "confirm the facts set forth in the letter from Tim Goodman of Hermes Equity Ownership Services ('Hermes') about the relationship between L&G and Hermes. The shares identified in the two funds cited in the Citibank correspondence regard in this shareholder proposal represent Wal-Mart shares held for the benefit of Hermes."

(5) The Citigroup letter. This letter confirmed the facts in the prior Citigroup letter.

What is Wal-Mart's argument?

Wal-Mart argues (at 3) that we have "failed to provide any statement that Hermes continuously held the requisite number of Company shares for the one-year period preceding and including December 18, 2013, the date the Proposal was submitted to the Company." Citing STAFF LEGAL BULLETIN 14F, Wal-Mart argues that for "non-registered holders, "proof of ownership must come from the 'record' holder of the proponent's shares, and that only DTC participants are viewed as record holdings of securities that are deposited at DTC."

Let's pause there: Despite Wal-Mart's argument, here we *do* have a letter from a DTC participant, namely, Citigroup, which confirms holdings of more than $2000 worth of Wal-Mart stock for over a year in two accounts held for the benefit of Legal and General. The follow-up letters from Legal and General and from Hermes confirm that Citigroup is holding these shares for the benefit of Legal and General, which is in turn acting as custodian for Hermes.

Are the 131,240 shares held exclusively for Hermes' benefit? Yes, quite clearly, according to Legal and General's second letter, which states that the 131,240 shares "identified in the two funds cited in the Citibbank correspondence regarding this shareholder proposal represent Wal-Mart shares *held for the benefit of Hermes*" (emphasis added).

The submissions here are consistent with STAFF LEGAL BULLETIN 14F, because we have provided a letter from Legal and General "confirming the shareholder's ownership and a letter "from the DTC participant confirming the broker or bank's ownership."

It appears that STAFF LEGAL BULLETIN 14F did not explicitly contemplate the precise situation we have here, where a U.K.-based institutional investor outsources certain custodial responsibilities to a U.K.-based firm, which in turn entrusts responsibility for holding U.S. securities to a DTC participant such as Citigroup. Regardless of that fact, it cannot be said that Hermes, Legal and General and Citigroup have failed to fulfill the purpose of the proof of ownership requirements in Rule 14a-8 by providing Wal-Mart with a clear chain of ownership and custody sufficient to remove all doubt that Hermes is, in fact, the beneficial holder of more than $10 million of Wal-Mart common stock.

The no-action letters that Wal-Mart cites do not point in the opposite direction. To be sure, there are letters granting no-action relief when there was no showing as to shares held by a DTC participant. See *Yahoo! Inc.* (24 March 2011) and letters cited in Wal-Mart's letter at 5-6. But here, we have a letter from a DTC participant and other letters that directly connect share ownership to Legal and General and to Hermes.

What Wal-Mart seems to be arguing is that a proponent cannot work through an agent such as Legal and General, which in turn works through a DTC participant. One of the cases that Wal-Mart cites flatly rebuts that notion, however. In *Johnson & Johnson* (23 February 2012, on reconsideration 2 March 2012), the proponent submitted a letter from the financial advisor with whom it worked, and the advisor stated that it cleared shares through a DTC participant. There was no separate statement from that DTC participant within the pertinent 14-day window, however (although one was filed after that deadline); thus, exclusion can be explained based on failure to submit all correspondence by the deadline. Here, by contrast, we have all three additional letters, all received by Wal-Mart within the permissible time period.

Wal-Mart then argues that exclusion is warranted if a proof of ownership letter verifies ownership of "someone having a different name from the proponent," *id.* at 6, citing *The Coca-Cola Co.* (4 February 2008), where there clearly was a difference between the names of the beneficial owners, and with neither of the broker letters identifying the submitter of the proposal as the beneficial owner.[1] In the case of the Hermes proposal at Wal-Mart, by contrast, the chain of ownership has been clearly set forth in the various letters.

Wal-Mart argues that "the only proof of ownership letter included with the Proponent's [Hermes'] initial submission was the First Citi Letter, which did not mention the Proponent." Wal-Mart letter at 7. It is literally true that Citigroup's

[1] The other cited letters dealt with a situation where the broker letter referred to some other than the proponent as the owner of the company's stock. *Great Plans Energy Inc.* (4 February 2013); *AT&T Inc.* (17 January 2008). No such inconsistency exists here.

first letter does not mention Hermes by name, but what of it? Citigroup made it clear that it is holding 131,240 shares for the benefit of Legal and General, which submitted a letter in January attesting that the shares in the two accounts identified by Citigroup are held, in turn, for the benefit of Hermes. The chain of ownership is clearly established in the five letters we submitted identifying Hermes as the real party in interest, who works through Legal and General as an intermediary, who in turn uses Citigroup as a DTC participant holding the Hermes shares in specified accounts.

The remainder of Wal-Mart's letter consists of the same argument in different forms, *e.g.*, Hermes "has not provided any proof of ownership letter stating that [Hermes] continuously owned the requisite number of Company shares for the one-year period" prior to submission (*id.* at 7), and the Citigroup letter "is dependent on another document rather than providing an affirmative, standalone requirement that [Hermes] continuously owned the requisite number of Company shares for the one-year period." *Id.* at 8. The letters in this case, namely the two letters from Legal and General as well as the January letter from Hermes, make it clear that Hermes has established continuous ownership. It is not clear what sort of "standalone" document Wal-Mart has in mind that would suffice to prove ownership.

In closing, STAFF LEGAL BULLETIN 14F provides helpful guidance in a number of situations, and section B.3 laid down a useful bright-letter standard that "going forward, . . . for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." Fair enough, but that BULLETIN did not take the position that Wal-Mart advocates here, namely, that the DTC participant must hold shares *directly* in the proponent's name. Nothing in that BULLETIN outlaws the sort of agency arrangement we have here, particularly when the arrangement is spelled out in separate letters from (a) the proponent, (b) the intermediary, and (c) the DTC participant.

Moreover, nothing in STAFF LEGAL BULLETIN 14F suggests that management decisions on how to allocate custodial responsibilities for assets should have a disqualifying effect on a principal's ability to offer shareholder proposals (assuming that the nature of the relationship is fully explained, as is the case here). STAFF LEGAL BULLETIN 14F focuses on how to handle proponents who use "introducing brokers," as well as the need to match the dates as to which ownership is attested with the submission date. None of those situations is present here, however.

Conclusion.

For many decades now, the proof of ownership requirement has served to let a company verify if a proponent has really owned the requisite number of shares for the requisite period of time. Wal-Mart cannot seriously claim to have any doubts on that score.

For these reasons we respectfully urge the Division to reject Wal-Mart's arguments and to advise the Company that the Division cannot concur with the latter's arguments.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any additional information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Erron W. Smith, Esq.
Kevin Heilenday, Esq.



702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

January 30, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of Hermes Equity Ownership Services Limited
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company" or "Walmart") intends to omit from its proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Hermes Equity Ownership Services Limited (the "Proponent" or "Hermes"). The Proposal relates to proxy access. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper and timely request for that information. To date, the Proponent has not provided any statement from any entity (Depository Trust Company ("DTC") participant or otherwise) verifying that the Proponent continuously held the requisite number of Company securities for the one-year period preceding and including the date the Proposal was submitted.

BACKGROUND

The Proposal was submitted to the Company by the Proponent via email on December 18, 2013. *See* Exhibit A. The Proposal was accompanied by a cover letter from Legal & General Assurance (Pensions Management) Limited ("L&G") that stated, "We are filing this proposal on behalf of our client, Hermes Equity Ownership Services," and stated that L&G "beneficially held" the Company's stock. The Proposal also was accompanied by a letter from Citi dated December 16, 2013 (the "First Citi Letter"), which stated:

> This will confirm that on the date L&G submitted [the] proposal, L&G beneficially held 61,340 shares of Wal-Mart Stores common stock under the account name of "L&G PENS MGT N AMER INDEX FUND DE E . . ." and L&G beneficially held 69,900 shares of Wal-Mart Stores common stock under the account name of "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND . . ." and that L&G continuously held more than $2000 worth of Wal-Mart common stock for more than one year prior to that date.

Both the cover letter from L&G and the First Citi Letter failed to confirm that the Proponent had held the requisite number of Company shares for the one-year period preceding and including December 18, 2013, the date the Proposal was submitted to the Company. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that L&G or the Proponent was the record owner of any shares of Company securities. Accordingly, on December 31, 2013, which was within 14 days of the date that the Company received the Proposal, the Company sent a letter notifying the Proponent of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies.[1] Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

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[1] Because the Proponent's submission referenced L&G's beneficial ownership of Company securities, the Deficiency Notice also addressed how L&G could cure the procedural deficiencies in case L&G was intended to be the proponent of the Proposal. As noted below, the Proponent and L&G later confirmed that the Proposal was submitted on the Proponent's behalf.

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement to provide "a written statement from the 'record' holder of Hermes' shares (usually a broker or a bank) verifying that Hermes continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 18, 2013)";
- that the Proponent's submission was not sufficient because (1) it verified that two L&G funds, and not the Proponent, owned Company shares, and (2) it was dated December 16, 2013 and therefore failed to verify ownership for the full one-year period preceding and including December 18, 2013, the date the Proposal was submitted to the Company; and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also contained detailed instructions about the proof of ownership requirements that would apply if the Proponent's own broker or bank is not a DTC participant. Specifically, the Deficiency Notice stated:

> If Hermes' broker or bank is not a DTC participant, then Hermes needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Hermes continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 18, 2013). . . . If the DTC participant that holds Hermes' shares is not able to confirm Hermes' individual holdings but is able to confirm the holdings of Hermes' broker or bank, then Hermes needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 18, 2013), the requisite number of Company shares were continuously held: (i) one from Hermes' broker or bank confirming Hermes ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See* Exhibit B. The Deficiency Notice was sent via email to the Proponent and the Proponent's counsel on December 31, 2013. It also was sent via courier to the Proponent's counsel and L&G that same day and was delivered to both locations on January 2, 2014. *See* Exhibit C.[2]

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[2] The Company later emailed the Deficiency Notice to additional recipients at L&G. *See* Exhibit C.

The Company received the Proponent's response to the Deficiency Notice via email and facsimile on January 14, 2014 (the "Response"). *See* Exhibit D. The Response included three letters:

- A letter from the Proponent, which explained that it "outsource[s] certain custodial responsibility" of its assets to L&G, "which in turn use[s] Citibank, a DTC participant, as custodian" and further stated:

  > Because Hermes' shares are not held by a DTC participant in Hermes' name, Hermes must authorize L&G to submit proposals on Hermes' behalf and rely on L&G to provide proof of ownership, which L&G has done here through correspondence from Citibank identifying the shares that L&G is holding for Hermes. L&G's correspondence with Wal-Mart Stores is quite clear that L&G is submitting the proposal on behalf of Hermes. This information is sufficient to verify the $2000 level of continuous ownership needed to sponsor a shareholder resolution.

- A new letter from Citi (the "Second Citi Letter"), which, like the First Citi Letter, verified two L&G funds' ownership of Company shares but did not mention the Proponent, stating:

  > This will confirm that on 18 December 2013, L&G beneficially held 61,340 shares of Wal-Mart Stores common stock under the account name of "L&G PENS MGT N AMER INDEX FUND DE E . . ." and 69,900 shares of Wal-Mart Stores common stock under the account name of "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND . . . ." L&G continuously held more than $2000 worth of Wal-Mart common stock for more than one year prior to that date.

- A letter from L&G, which stated that "[t]he shares identified in the two funds cited in the Citibank correspondence regarding this shareholder proposal represent Wal-Mart shares held for the benefit of Hermes. L&G's correspondence with Wal-Mart Stores is quite clear that L&G is submitting the proposal on behalf of Hermes."

Thus, the Response failed to provide any statement that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including December 18, 2013, the date the Proposal was submitted to the Company.

The Company confirmed receipt of the Response on January 14, 2013. *See* Exhibit E. The Company has received no subsequent correspondence from the Proponent, the Proponent's counsel or L&G regarding the Deficiency Notice or proof of the Proponent's ownership of Company shares.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, "the shareholder is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14. In addition, the Staff has clarified that, for the purpose of establishing ownership under Rule 14a-8(b)(1), proof of ownership must come from the "record" holder of the proponent's shares, and that only DTC participants are viewed as record holders of securities that are deposited at DTC. *See* SLB 14F. SLB 14F further provides:

> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Moreover, SLB 14F states that the Staff will "grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin." The Company satisfied its obligation under Rule 14a-8(b) by transmitting the Deficiency Notice to the Proponent in a timely manner, which specifically set forth the information listed above, including a detailed description of the guidance in SLB 14F, and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit B.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Yahoo! Inc.* (avail. Mar. 24, 2011) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)"). *See also Cisco Systems, Inc.* (avail. July 11, 2011); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Yahoo! Inc.* (avail. Mar. 29, 2007); *Johnson & Johnson* (avail. Jan. 3, 2005); *Moody's Corp.* (avail. Mar. 7, 2002).

More specifically, the Staff has concurred with the exclusion of shareholder proposals where the proponent's broker or bank was not a DTC participant and the proponent failed to provide one of the two proof of ownership statements described in SLB 14F. For example, in *Johnson & Johnson* (*Recon.*) (avail. Mar. 2, 2012), the company sent the proponent a timely and proper deficiency notice upon receiving a proof of ownership letter from an investment advisor that was not a DTC participant. The proponent responded with a letter from the same investment advisor stating that it had cleared the shares through a DTC participant. The company argued in its no-action request that the proponent had "failed to provide proof of ownership from the record holder of [c]ompany shares" in the manner outlined in SLB 14F, and the Staff concurred that the Proposal could be excluded under Rule 14a-8(b) and Rule 14a-8(f). *See also Bank of America Corp. (Brown)* (avail. Jan. 16, 2013, *recon. denied* Mar. 14, 2013) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) when the proponents submitted a proof of ownership letter from a broker that was not a DTC participant).

The Staff also has consistently concurred with the exclusion of shareholder proposals on the grounds that, despite the company's timely and proper deficiency notice, the proponent provided a proof of ownership letter verifying the ownership of someone having a different name from the proponent. For example, in *The Coca-Cola Co.* (avail. Feb. 4, 2008), the company received a shareholder proposal from The Great Neck Capital Appreciation LTD Partnership. However, the proof of ownership letter identified the "The Great Neck Cap App Invst Partshp., DJF Discount Broker" and "The Great Neck Cap App Invst Partshp" as the beneficial owners of the company's stock. The company noted that "[t]he [p]roposal was received from The Great Neck Capital Appreciation LTD Partnership and neither of the letters received from [the broker] identif[ies] it as a beneficial owner of the [c]ompany's [c]ommon [s]tock." The Staff concurred in the exclusion of the proposal under Rule 14a-8(b) and Rule 14a-8(f), noting that "the proponent appears to have failed to supply . . . documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." *See also Great Plains Energy Inc.* (avail. Feb. 4, 2013); *AT&T Inc.* (avail. Jan. 17, 2008) (in each, the Staff concurred with the exclusion of the proposal because the broker letter referred to someone other than the proponent as the owner of the company's stock).

In the current instance, the Proposal was submitted to the Company on December 18, 2013. Therefore, the Proponent was required to provide verification of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including this date, *i.e.*, December 18, 2012 through December 18, 2013. However, the Proponent has failed to do so. To date, the Proponent has not provided any statement from any entity (DTC participant or otherwise) verifying that the Proponent continuously held the requisite number of Company securities for the one-year period preceding and including the date the Proposal was submitted.[3]

Because the only proof of ownership letter included with the Proponent's initial submission was the First Citi Letter, which did not mention the Proponent, the Company provided the Deficiency Notice to the Proponent. The Deficiency Notice provided specific instructions for satisfying the proof of ownership requirements of Rule 14a-8(b), including the requirements that would apply in the event the Proponent's broker or bank was not a DTC participant. As relevant here, the Deficiency Notice explained that "[i]f the DTC participant that holds Hermes' shares is not able to confirm Hermes' individual holdings but is able to confirm the holdings of Hermes' broker or bank," then Hermes would need to obtain and submit two proof of ownership letters: "one from Hermes' broker or bank confirming Hermes' ownership, and . . . the other from the DTC participant confirming the broker or bank's ownership." The Deficiency Notice further stated that both of these letters would need to "vèrify[] that, for the one-year period preceding and including the date the Proposal was submitted (December 18, 2013), the requisite number of Company shares were continuously held."

Notwithstanding the Deficiency Notice, the Proponent responded by providing (1) the Second Citi Letter, which verified two L&G funds' ownership of Company shares through December 18, 2013, and (2) a letter from L&G, which stated that "[t]he shares identified in the two funds cited in the Citibank correspondence regarding this shareholder proposal represent Wal-Mart shares held for the benefit of Hermes." Thus, to date, the Proponent has not provided *any* proof of ownership letter stating that *the Proponent* continuously owned the requisite number of Company shares for the one-year period preceding and including December 18, 2013.

Instead, the L&G letter dated January 13, 2014 merely points the Company to other accompanying correspondence. The Staff has concurred previously in the exclusion of proposals where the proponent's proof of ownership letter did not affirmatively state that the proponent continuously held the requisite number of shares for the applicable one-year period but instead simply referred to accompanying materials or correspondence. For example, the proponent in *Mylan, Inc.* (avail. Feb. 3, 2011) provided as proof of ownership a letter from BNY Mellon Asset Servicing that was accompanied by two "holdings reports" and one "transaction report." Rather than providing a clear, standalone statement as to the amount of securities the proponent held, the letter made a statement that was dependent upon the holdings reports and transaction report: "In order to verify that the [proponent] has been the beneficial owner of at least one percent or

[3] The instant situation appears to be a situation in which two proof of ownership letters were required (as in *Johnson & Johnson (2012)* and *Bank of America*). The Proponent's failure to provide, despite the guidance in SLB 14F and the Deficiency Notice, a second proof of ownership letter to complement the Second Citi Letter (which only addresses L&G's ownership) constitutes a deficiency that warrants exclusion of the Proposal. Furthermore, as discussed above, the Proponent also has a deficiency that is more basic and less technical: the Proponent failed to provide any statement from any entity confirming that *the Proponent* continuously owned the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted.

$2,000 in market value of Mylan, Inc. common stock . . . and that the [proponent] has continuously held the securities for at least one year, I have enclosed [two holdings reports and one transaction report]." The Staff concurred that the proposal could be excluded, noting that "the documentary support that the proponent provided does not affirmatively state that the proponent owns securities in the company." *See also General Electric Co.* (avail. Jan. 24, 2013) (concurring that a co-proponent's submission was deficient where it consisted of a cover letter from Raymond James Financial Service that referenced stock certificates and other account materials that were provided with the cover letter); *Great Plains Energy Inc.* (avail. Feb. 10, 2006) (concurring in the exclusion of a proposal where the proponent's proof of ownership letter stated, "The attached November 2005 statement and 2002 tax reporting statement is to provide verification that the above referenced shareholder has held the security Great Plains Energy Inc. . . . in his account continuously for over one year time period").

Although L&G states in its letter dated January 13, 2014 that "[t]he shares identified in the two funds cited in the Citibank correspondence regarding this shareholder proposal represent Wal-Mart shares held for the benefit of Hermes," this statement is inadequate because, similar to the precedent described above, it is dependent on another document rather than providing an affirmative, standalone statement that the Proponent continuously owned the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company. Furthermore, even reading the L&G letter more leniently in the Proponent's favor, it states at most that the Proponent held Company shares as of January 13, 2014, the date of the L&G letter, and not continuously for the full one-year period preceding and including December 18, 2013. In addition, because the Second Citi Letter, which verified the ownership of two L&G funds, is the only letter that affirmatively states that *any* entity continuously owned the requisite number of shares for the relevant one-year period, the Proponent is in the same situation as the proponents in *Coca-Cola*, *Great Plains Energy (2013)* and *AT&T*, in which the proof of ownership that was provided was inadequate because it verified the ownership of an entity or person other than the proponent.

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not demonstrated that it continuously owned the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company as required by Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Erron.Smith@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Tim Goodman, Hermes Equity Ownership Services Limited
Cornish F. Hitchcock, Hitchcock Law Firm PLLC
Sharon Niebergall, Legal & General Assurance (Pensions Management) Limited
Jeremy Smith, Legal & General Investment Management
Scott Pound, Legal & General Investment Management

EXHIBIT A

From: Tim Goodman [mailto:T.Goodman@hermes.co.uk]
Sent: Wednesday, December 18, 2013 04:13 AM
To: Carol Schumacher; Board of Directors
Cc: Kary Brunner; Geoff Edwards - LEGAL; Erron Smith - Legal
Subject: PRI JOINT INVESTOR LETTER ON BRIBERY AND CORRUPTION RISK MANAGEMENT AND SHAREHOLDER PROPOSAL

Dear Carol,

Further to our letter and your response on 16 November, we are disappointed not to have received a reply other than your holding response before the requested deadline for a response in the letter: 16 December.

We are very keen to work constructively with the company as it resolves the bribery issues that it faces and we believe that not only the strength of its response but how it is explained to its shareholders and other stakeholders will help it with any negotiations with regulators and to improve its reputation not only on this issue but more widely. It would therefore be grateful to receive a response and to have a dialogue with the company on the issue.

In the meantime, given our concerns about the company's lack of responsiveness to our legitimate concerns – exemplified by the lack of substantive reply to our letter – we have filed a shareholder proposal requesting better access to the proxy as we believe that the we should raise our concerns to all shareholders and suggest to them that they should have greater powers concerning the nomination and election of directors.

We attach copies of the formal correspondence and look forward to a fruitful dialogue both on the issues raised in our letter of 16 November and in our shareholder proposal.

Yours sincerely,

Tim




HERMES
Equity Ownership Services

Tim Goodman
Associate Director - Head of Corporate Engagement - North America

Hermes Equity Ownership Services Limited
1 Portsoken Street
London, E1 8HZ
Switchboard: +44 (0)20 7702 0888

Direct tel: + 44 (0)20 7680 2276
Email: T.Goodman@hermes.co.uk

www.hermesfundmanagers.com


EXTEL
Hermes Fund Managers
Extel SRI & Sustainability
Survey 'Asset Manager of the
Year 2012' Award winner
THOMSON REUTERS

Date 16 December 2013


Legal &
General
INVESTMENT MANAGEMENT

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Mr. Gordon Y. Allison
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

Re: Shareholder proposal for 2014 annual meeting

On behalf of Legal & General Assurance (Pensions Management) Limited ("L&G"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that Wal-Mart Stores plans to circulate to shareholders in anticipation of the 2014 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the composition of the board of directors.

We are filing this proposal on behalf of our client, Hermes Equity Ownership Services who would be very interested in having a dialogue with Wal-Mart regarding the issues raised by this resolution. Please advice how best to effectuate such a dialogue.

Legal &.General Assurance (Pensions Management) Limited has beneficially held over $2000 worth of Walmart common stock for more than one year and plans to continue ownership through the date of the 2014 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND" and "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND." A letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 5614 Connecticut Avenue, NW, No. 304, Washington, DC 20015, telephone: (202) 489-4813, e-mail: conh@hitchlaw.com.

Yours sincerely

S.Niebergall

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED:
The shareholders of Wal-Mart Stores Inc ("Wal-Mart") ask the board of directors to amend the bylaws to adopt a "proxy access" procedure whereby Wal-Mart shall include in any proxy materials prepared for a shareholder meeting at which directors are to be elected the name, the Disclosure and the Statement (as defined herein) of any person nominated for election to the board of directors by a shareholder or group thereof (the "Nominator") that meets the criteria appearing below, and Wal-Mart shall allow shareholders to vote on such nominee on Wal-Mart's proxy card.

The number of shareholder-nominated candidates in proxy materials shall not exceed 20% of the number of directors then serving. This bylaw should provide that a Nominator must:

(a) have beneficially owned 3% or more of Wal-Mart's outstanding common stock continuously for at least three years before submitting the nomination;

(b) give Wal-Mart written notice within the time period identified in Wal-Mart's bylaws of information that the bylaws and rules of the Securities & Exchange Commission require about (i) the nominee, including his or her consent to being named in the proxy materials and to serving, if elected; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and

(c) certify that (i) it will assume liability stemming from any legal violation arising out of its communications with Wal-Mart shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws if it uses soliciting material other than Wal-Mart's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Wal-Mart.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board of directors shall adopt procedures for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the 20% limit.

SUPPORTING STATEMENT
Wal-Mart should adopt "proxy access" whereby shareholders can more easily promote independent director candidates to enhance the accountability of the board to all shareholders.

Reasons we advocate enhanced accountability include:

- The bribery investigation in Mexico, Brazil, China, India and elsewhere suggests that the company's culture and internal controls need improvement.

- The board should be seen to be addressing these issues and setting the right tone from the top.

- It is therefore important to have directors who have led programmes of significant cultural and organisational reform and renewal at large, multinational organisations.

- Although we welcome the recent board refreshment, we see a need for a standing procedure that lets shareholders vote on shareholder-nominated candidates for a limited number of board seats without the need to run a full-scale proxy contest.

Similar proxy access bylaws have recently been adopted at various companies, including Hewlett-Packard and Verizon.

We recommend you vote "FOR" this proposal.



16 December 2013

Mr. Gordon Y. Allison
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Via courier

Re: Shareholder proposal for 2014 annual meeting

Dear Mr. Allison:

I write in connection with the shareholder proposal recently submitted by Legal & General Assurance (Pensions Management) Limited ("L&G"). This will confirm that on the date L&G submitted that proposal, L&G beneficially held 61,340 shares of Wal-Mart Stores common stock under the account name of "L&G PENS MGT N AMER INDEX FUND DE E in DTC Citi 908 ***FISMA & OMB Memorandum M-07-16*** and L&G beneficially held 69,900 shares of Wal-Mart Stores common stock under the account name of "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND in DTC Citi 908 a/c ***FISMA & OMB Memorandum M-07-16*** and that L&G continuously held more than $2000 worth of Wal-Mart common stock for more than one year prior to that date.

Very truly yours,

Chris D. Robinson
Senior Vice President
Department Manager
London Client Services

11297 (04/07)

EXHIBIT B



702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

December 31, 2013

VIA OVERNIGHT MAIL AND E-MAIL (conh@hitchlaw.com)

Cornish F. Hitchcock
Hitchcock Law Firm PLLC
5614 Connecticut Avenue, NW, No. 304
Washington, DC 20015

Dear Mr. Hitchcock:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received from Tim Goodman of Hermes Equity Ownership Services Limited ("Hermes") on December 18, 2013, a shareholder proposal (the "Proposal") regarding proxy access pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Shareholders' Meeting. The Proposal was accompanied by a cover letter on the letterhead of Legal & General Assurance (Pensions Management) Limited ("L&G"), which requested that correspondence be addressed to you and to the person who signed the letter and which stated that the Proposal was being submitted on behalf of L&G's client, Hermes.

Please note that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to Hermes' attention. Rule 14a-8(b) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received adequate proof that Hermes has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The letter from Citi that was provided is insufficient because (1) it verifies that two funds, "L&G PENS MGT N AMER INDEX FUND DE E" and "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND," own Company shares but fails to verify Hermes' ownership; and (2) it is dated December 16, 2013 and therefore fails to confirm stock ownership for the full one-year period preceding and including December 18, 2013, the date the Proposal was submitted to the Company.

To remedy these defects, Hermes must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 18, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Hermes' shares (usually a broker or a bank) verifying that Hermes continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 18, 2013); or

(2) if Hermes has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Hermes' ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Hermes continuously held the requisite number of Company shares for the one-year period.

If Hermes intends to demonstrate ownership by submitting a written statement from the "record" holder of Hermes' shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Hermes can confirm whether its broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Hermes' broker or bank is a DTC participant, then Hermes needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 18, 2013).

(2) If Hermes' broker or bank is not a DTC participant, then Hermes needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Hermes continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 18, 2013). Hermes should be able to find out the identity of the DTC participant by asking its broker or bank. If the broker is an introducing broker, Hermes may also be able to learn the identity and telephone number of the DTC participant through Hermes' account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Hermes' shares is not able to confirm Hermes' individual holdings but is able to confirm the holdings of Hermes' broker or bank, then Hermes needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 18, 2013), the requisite number of Company shares were continuously held: (i) one from Hermes' broker or bank confirming Hermes' ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b), a proponent must provide the company with a written statement that it intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Hermes has not provided such a statement. To remedy this defect, Hermes must submit a written statement that it intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Shareholders' Meeting.

If instead L&G is intended to be the proponent of the Proposal, then please be advised of the following:

(1) The letter from Citi is deficient because, as noted above, it is dated December 16, 2013 and therefore fails to confirm stock ownership for the full one-year period preceding and including December 18, 2013, the date the Proposal was submitted to the Company. Accordingly, if L&G is intended to be the proponent of the Proposal, then L&G must provide a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the full one-year period preceding and including the date the Proposal was submitted to the Company (December 18, 2013) in one of the two manners described on pages 1-2 of this letter (a written statement from the "record" holder of the shares or a copy of filings made with the SEC).

(2) The letter from Citi is deficient with respect to L&G because it states that the shares are held by two funds rather than by "Legal & General Assurance (Pensions Management) Limited." In this regard, pursuant to SEC guidance, only the economic owner of shares in a company can submit a shareholder proposal to the company. L&G appears to be an asset manager or investment advisor, and although L&G may have voting and investment power for its clients' (Hermes and/or the funds referenced in the Citi letter) shares, such power does not make L&G eligible to submit a shareholder proposal under Rule 14a-8. Accordingly, if L&G is intended to be the proponent of the Proposal, then the new proof of ownership letter that L&G obtains must verify that L&G is the economic owner of the shares and not merely that it has a right to purchase/sell or vote the shares.

(3) Although the December 16, 2013 cover letter accompanying the Proposal states that L&G "plans to continue ownership through the date of the 2014 annual meeting," this statement is insufficient because it does not indicate that L&G plans to continue holding the *requisite number* of Company shares through this date. To remedy this deficiency, L&G must provide a statement of its intent to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Shareholders' Meeting.

(4) The Proposal was submitted to the Company by Tim Goodman of Hermes, but Mr. Goodman did not include any documentation demonstrating that L&G had granted Hermes legal authority to submit the Proposal on L&G's behalf. Although we believe that it is too late for Hermes to provide such authorization now because the deadline for submitting shareholder proposals to the Company was December 23, 2013 (which is already past), if you believe that L&G is the proponent of the Proposal, Hermes must provide us with documentation demonstrating that L&G had granted Hermes legal authority to submit the Proposal on L&G's behalf as of the date the Proposal was submitted (December 18, 2013).

The SEC's rules require that the proponent's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address noted in the above letterhead. Alternatively, you may transmit any response by facsimile to me at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact me at (479) 277-0377. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F. Please note that, although the cover letter accompanying the Proposal requested that correspondence be addressed to the person who signed that letter, we are unable to decipher the signature; accordingly, we are sending a copy of this letter to L&G's address without specifying a specific recipient at L&G.

Sincerely,



Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

cc: Mr. Tim Goodman, Hermes Equity Ownership Services Limited
Legal & General Assurance (Pensions Management) Limited

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

EXHIBIT C

From: Erron Smith - Legal [mailto:Erron.Smith@walmartlegal.com]
Sent: 31 December 2013 16:24
To: 'conh'; Tim Goodman
Subject: Letter Regarding Shareholder Proposal

Dear Con and Tim:

Attached please find a letter regarding the shareholder proposal submitted to Wal-Mart Stores, Inc. on December 18, 2013 regarding proxy access.

As noted in the attached letter, we are unable to decipher the name of the contact person at Legal & General Assurance (Pensions Management) Limited ("L&G"). Although we intend to send a hard copy of the attached letter to L&G today, would you please kindly forward a copy of this email to your contact at L&G today or, alternatively, provide the email address for your contact at L&G, and we can email a copy of the letter to your L&G contact (in addition to the hard copy we will be sending to L&G).

Please let me know if you have any questions. I hope you are having a nice holiday season and wish you the best of the new year.

Best regards,

Erron Smith Senior Associate General Counsel
Corporate
Phone 479.277.0377 Fax 479.277.5991
erron.smith@walmartlegal.com

Walmart
702 S.W. 8th Street
Bentonville, AR 72716-0215
Saving people money so they can live better.

From: Tim Goodman [mailto:T.Goodman@hermes.co.uk]
Sent: Thursday, January 02, 2014 4:45 AM
To: Erron Smith - Legal; 'conh'
Cc: Darren Brady
Subject: RE: Letter Regarding Shareholder Proposal

Dear Erron,

Many thanks for your email on 31st December and sorry that I missed it before going on leave for the new year holiday.

It was Jeremy Smith at LGIM who confirmed dispatch of the documents to you. I attach his details below:

Jeremy Smith [Jeremy.Smith@lgim.com]
Corporate Actions and Proxy Voting
Legal & General Investment Management
One Coleman Street, London, EC2R 5AA
Tel +44 (0) 20 3124 3711
www.lgim.com

There is also a Scott Pound within the team at LGIM and so you could copy any email to him – scott.pound@lgim.com

I trust that you had a good festive season and may I will you best wishes for 2014.

Kind regards,

Tim





HERMES

Equity Ownership Services

Tim Goodman
Associate Director - Head of Corporate Engagement - North America

Direct tel: + 44 (0)20 7680 2276
Email: T.Goodman@hermes.co.uk

Hermes Equity Ownership Services Limited
1 Portsoken Street
London, E1 8HZ
Switchboard: +44 (0)20 7702 0888

www.hermesfundmanagers.com



EXTEL

Hermes Fund Managers Extel SRI & Sustainability Survey 'Asset Manager of the Year 2012' Award winner



THOMSON REUTERS

From: Erron Smith - Legal [mailto:Erron.Smith@walmartlegal.com]
Sent: 02 January 2014 13:45
To: Tim Goodman; 'conh'
Cc: Darren Brady
Subject: RE: Letter Regarding Shareholder Proposal

Greetings, Tim.

Thanks for the quick response. No worries – I know a lot of us were out for the New Year holiday, and I hope that each of you have had a wonderful holiday season. I will flip the email I forwarded to you and Con to Jeremy and Scott as a courtesy. I am sure we will be touching base soon.

Best regards and best wishes for a happy new year to each of you,

Erron

Erron Smith Senior Associate General Counsel
Corporate
Phone 479.277.0377 Fax 479.277.5991
erron.smith@walmartlegal.com

Walmart
702 S.W. 8th Street
Bentonville, AR 72716-0215
Saving people money so they can live better.

From: Erron Smith - Legal
Sent: Thursday, January 02, 2014 7:53 AM
To: 'Jeremy.Smith@lgim.com'; 'scott.pound@lgim.com'
Subject: FW: Letter Regarding Shareholder Proposal

Dear Messrs. Smith and Pound:

I hope that you have had a wonderful holiday season and that your new year is off to a good start.

As you will note below, we have sent a FedEx package to you regarding the shareholder proposal submitted to Wal-Mart Stores, Inc. regarding proxy access. As a courtesy, and to ensure that you received the letter, I am also providing the letter to you via email.

Please do not hesitate to let me know if you have any questions. Thank you.

Best regards,

Erron Smith Senior Associate General Counsel
Corporate
Phone 479.277.0377 Fax 479.277.5991
erron.smith@walmartlegal.com

Walmart
702 S.W. 8th Street
Bentonville, AR 72716-0215
Saving people money so they can live better.

Pages 39 through 40 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT D

From: Tim Goodman [mailto:T.Goodman@hermes.co.uk]
Sent: Tuesday, January 14, 2014 10:53 AM
To: Erron Smith - Legal; 'conh' <conh@hitchlaw.com>
Cc: Darren Brady <D.Brady@hermes.co.uk>
Subject: RE: Letter Regarding Shareholder Proposal

Dear Erron,

Further to your correspondence, please find attached the documents I have just faxed to you, together with the confirmation receipt.

I would be grateful if you could confirm to us receipt of the documents.

If you continue to have any queries please let us know, in the first instance by informing Con.

Many thanks for your assistance.

Yours sincerely,

Tim Goodman



HERMES | **Equity Ownership Services**

Tim Goodman
Associate Director - Head of Corporate Engagement - North America

Hermes Equity Ownership Services Limited
1 Portsoken Street
London, E1 8HZ
Switchboard: +44 (0)20 7702 0888

Direct tel: + 44 (0)20 7680 2276
Email: T.Goodman@hermes.co.uk

www.hermesfundmanagers.com



EXTEL

Hermes Fund Managers
Extel SRI & Sustainability Survey 'Asset Manager of the Year 2012' Award winner



THOMSON REUTERS

Hermes Equity Ownership Services

Hermes Equity
Ownership Services Limited
1 Portsoken Street
London E1 8HZ
United Kingdom

Tel: +44 (0)20 7702 0888
Fax: +44 (0)20 7702 9452

www.hermes.co.uk

14 January 2014

Mr. Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

By fax to 001. 479.277.5991

Re: Shareholder proposal for 2014 annual meeting

Dear Mr. Smith:

This letter responds to your letter of 31 December 2013 to Cornish F. Hitchcock regarding a shareholder proposal submitted to you last month.

To respond to the questions you pose, Hermes Equity Ownership Services has voting authority and exercises that authority with respect to the shares relied upon in making shareholder proposals to Wal-Mart and other companies. Several years ago, a management decision was made to outsource certain custodial responsibility of our assets to Legal & General Assurance (Pensions Management) Limited ("L&G"), which in turns use Citibank, a DTC participant, as custodian of assets held by L&G for Hermes and other L&G clients.

Because Hermes' shares are not held by a DTC participant in Hermes' name, Hermes must authorize L&G to submit proposals on Hermes' behalf and rely on L&G to provide proof of ownership, which L&G has done here through correspondence from Citibank identifying the shares that L&G is holding for Hermes. L&G's correspondence with Wal-Mart Stores is quite clear that L&G is submitting the proposal on behalf of Hermes. This information is sufficient to verify the $2000 level of continuous ownership needed to sponsor a shareholder resolution; it is now and has been our intent since the filing of this proposal to maintain at least that amount (out of a current holding of $10.24 million of Wal-Mart stock) through the date of Wal-Mart's 2014 annual meeting.

Yours sincerely,



Tim Goodman
Associate Director





13th January 2014

Mr. Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

By fax to 001. 479.277.5991

Re: Shareholder proposal for 2014 annual meeting

Dear Mr. Smith:

This is in response to your letter of 31 December 2013 regarding the shareholder proposal submitted by Legal & General Assurance (Pensions Management) Limited ("L&G"). This will confirm that on 18 December 2013, L&G beneficially held 61,340 shares of Wal-Mart Stores common stock under the account name of "L&G PENS MGT N AMER INDEX FUND DE E in DTC Citi 0908 a/c *** FISMA & OMB Memorandum M-07-16 *** and 69,900 shares of Wal-Mart Stores common stock under the account name of "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND in DTC Citi 0908 ac *** FISMA & OMB Memorandum M-07-16 *** L&G continuously held more than $2000 worth of Wal-Mart common stock for more than one year prior to that date.

As for your question as to participation in DTC, our DTC participant number is 0908.

Very truly yours,

Chris D. Robinson
Senior Vice President
Department Manager
London Client Services

Our Ref
Your Ref
Direct Tel
Direct Fax
E-Mail
Date 13 January 2014


Legal &
General
INVESTMENT MANAGEMENT

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Mr. Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Smith

Re: Shareholder proposal for 2014 annual meeting

This letter responds to your letter of 31 December 2013 to Cornish F. Hitchcock regarding a shareholder proposal submitted to you last month by letter dated 16 December 2013.

On behalf of Legal & General Assurance (Pension Management) Limited ("L&G"), this will confirm the facts set forth in the letter from Tim Goodman of Hermes Equity Ownership Services ("Hermes") about the relationship between L&G and Hermes. The shares identified in the two funds cited in the Citibank correspondence regarding this shareholder proposal represent Wal-Mart shares held for the benefit of Hermes.

L&G's correspondence with Wal-Mart Stores is quite clear that L&G is submitting the proposal on behalf of Hermes. At the time the proposal was submitted, as well as now, the intent is to maintain at least $2000 of Wal-Mart stock through the date of Wal-Mart's 2014 annual meeting.

Yours sincerely,

S Niebergall

Sharon Niebergall
Director
Legal and General Assurance (Pensions Management) Limited

x x x Memory TX Result Report (14. Jan. 2014 17:51) x x x

1)
2)

Date/Time: 14. Jan. 2014 17:50

File No.	Mode	Destination	Pg(s)	Result	Page Not Sent
3977	Memory TX	0014792775991	P. 3	OK	

Reason for error
E. 1) Hang up or line fail
E. 2) Busy
E. 3) No answer
E. 4) No facsimile connection

| Hermes Equity Ownership Services

Hermes Equity
Ownership Services Limited
1 Portsoken Street
London E1 8HZ
United Kingdom

Tel: +44 (0)20 7702 [illegible]
Fax: +44 (0)20 7702 [illegible]

www.hermes.co.uk

14 January 2014

Mr. Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

By fax to 001. 479.277.5991

Re: Shareholder proposal for 2014 annual meeting

Dear Mr. Smith:

This letter responds to your letter of 31 December 2013 to Cornish F. Hitchcock regarding a shareholder proposal submitted to you last month.

To respond to the questions you pose, Hermes Equity Ownership Services has voting authority and exercises that authority with respect to the shares relied upon in making shareholder proposals to Wal-Mart and other companies. Several years ago, a management decision was made to outsource certain custodial responsibility of our assets to Legal & General Assurance (Pensions Management) Limited ("L&G"), which in turns use Citibank, a DTC participant, as custodian of assets held by L&G for Hermes and other L&G clients.

Because Hermes' shares are not held by a DTC participant in Hermes' name, Hermes must authorize L&G to submit proposals on Hermes' behalf and rely on L&G to provide proof of ownership, which L&G has done here through correspondence from Citibank identifying the shares that L&G is holding for Hermes. L&G's correspondence with Wal-Mart Stores is quite clear that L&G is submitting the proposal on behalf of Hermes. This information is sufficient to verify the $2000 level of continuous ownership needed to sponsor a shareholder resolution; it is now and has been our intent since the filing of this proposal to maintain at least that amount (out of a current holding of $10.24 million of Wal-Mart stock) through the date of Wal-Mart's 2014 annual meeting.

Yours sincerely,

Tim Goodman

Tim Goodman
Associate Director



EXHIBIT E

From: Erron Smith - Legal
Sent: Tuesday, January 14, 2014 11:03 AM
To: 'T.Goodman@hermes.co.uk'; 'conh@hitchlaw.com'
Cc: 'D.Brady@hermes.co.uk'
Subject: Re: Letter Regarding Shareholder Proposal

Thanks, Tim. This confirms receipt of the documents.

Best,
Erron